Exhibit 99.1

CRH Medical Announces Date for Second Quarter 2016 Results and Conference Call

VANCOUVER, B.C. – July 26, 2016 – CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM), a North American medical company that provides physicians with essential services and innovative products for the treatment of gastrointestinal diseases, today announced that it plans to release its financial results for the second quarter ended June 30, 2016, at 7:00 am ET on Thursday, July 28, 2016.

Second Quarter 2016, Conference Call Notification

CRH Medical will host a telephone conference call to discuss the second quarter on Thursday, July 28, 2016 at 10 am ET. The telephone numbers for the conference call are 1-866-393-4306 or (617) 826-1698.

At the call's completion, an audio replay will be available by calling 1-855-859-2056 or (404) 537-3406 and using passcode 54626461. The phone replay will be available until August 11, 2016.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with eight additional acquisitions of anesthesia companies since GAA. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures.. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.  The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com